

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 21, 2008

Robert J. Smith
Senior Vice President and Chief Financial Officer
Wabash National Corporation
1000 Sagamore Parkway South
Lafayette, IN 47905

Re: **Wabash National Corporation**
           Form 10-K for the fiscal year ended December 31, 2007
           Filed February 19, 2008
           Definitive Proxy Statement on Schedule 14A
           Filed April 15, 2008
           File No. 001-10883

Dear Mr. Smith:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     Max A. Webb
                     Assistant Director